Stockholder Meeting Results:
The Fund held its annual meeting of stockholders on October 29, 2015. Stockholders voted as indicated below:


					    Affirmative	  Against   Abstain
Re-election of Marran H. Ogilvie -
Class III to serve until 2018	 	    4,050,315	  86,227    11,937


Re-election of Richard A. Silver -          4,068,005	  68,401    12,074
Class III to serve until 2018


Messrs. Christopher B. Brader, Joseph T. Grause, Jr. and Julian Reid continue to serve as Directors of the Fund.